

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 4, 2021

Ricardo Haynes
Chief Executive Officer
Bear Village, Inc.
4002 Hwy 78, Suite 530 #296
Snellville, GA 30039

      Re: Bear Village, Inc.
           Offering Statement on Form 1-A
           Filed December 16, 2020
           File No. 024-11359

Dear Mr. Haynes:

Our initial review of your offering statement indicates that it fails in numerous material respects to comply with the requirements of Regulation A and Form 1-A. More specifically, the offering statement fails to comply with the financial statement requirements for Tier 2 offerings under Section (c) of Part F/S of Regulation A that, among other things, requires audited financial statements.

We will provide more detailed comments relating to your offering statement following our review of a substantive amendment that addresses these deficiencies.

Please contact Ronald (Ron) E. Alper at 202-551-3329 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Real Estate & Construction

cc: Donald Keer